Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kennedy Wilson, Inc.:

We consent to the use of our report dated March 20, 2009, except for notes 4, 22, and 23 as to which the date is September 24, 2009, with respect to the consolidated balance sheets of Kennedy Wilson, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2008, included herein and to the reference to our firm under the heading “Experts” in this Amendment No. 2 to the registration statement on Form S-4.  Our report refers to the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.

/s/ KPMG LLP

Los Angeles, California

October 23, 2009